Exhibit 99.1

To:	Progress Software Worldwide

From:	Joseph Alsop
Subject:     Restatement of our financial statements; lifting of blackout on exercise of stock options; U.S. tax code section 409A and expected remedial actions; restart of ESPP program

Date:	19 December 2006
I am pleased to announce that yesterday evening we completed the restatement of our financial statements for fiscal 2005 and the quarter ended February 28, 2006, and also filed with the U.S. Securities and Exchange Commission (SEC) our regular quarterly statements for the quarters ended May 31 and August 31, 2006, which had been delayed until we could accomplish the restatement.
Impact of restatement.
On August 30 I sent an email which explained that we expected to restate our prior financial statements and that, pending that restatement, we would need to suspend all stock option exercises and activity under our Employee Stock Purchase Plan. Stock option exercises and ESPP activity will be able to resume as described below.
Our trading window has reopened. However, before exercising ANY outstanding options, please read carefully the remainder of this email.
The fact that we have now completed our restatement and brought our periodic SEC reports up to date means that option exercises and sales, as well as activity under our ESPP, can resume, subject to our normal insider trading policy and blackout rules. Please note that we are now in a normal quarter-end “blackout” period for everyone subject to such blackouts, until after the release of our quarterly results for the fourth quarter of 2006, scheduled for Wednesday morning, December 20, 2006.
Adverse tax consequences of below-market option grants for U.S. taxpayers.
You should be aware that, if you are subject to U.S. income taxes, any options that have been determined to have been granted with a below-market exercise price, and which vested after December 31, 2004 or which may vest in the future, may be subject to taxation as nonqualified deferred compensation under Section 409A of the U.S. Internal Revenue Code. At the bottom of this email is a list of the options, by grant date, that may be subject to Section 409A. Holders of these options will receive a separate, individualized communication that identifies their affected options by the end of 2006.
Holders of affected options may be subject to ordinary income tax plus an additional 20% excise tax on the gain on these options, which is incurred when the options vest (rather than at the time of exercise), plus interest and penalties. In addition, the affected options may not qualify for treatment as incentive stock options for purposes of federal taxation.

For those of you who are not subject to U.S. income taxes, we are not presently aware of any foreign tax law similar to Section 409A that might affect you.
Actions we will take to mitigate adverse tax consequences of below-market stock option grants for U.S. taxpayers.
We do not intend that our present or former employees should bear the burden of these adverse tax consequences. In order to mitigate the adverse U.S. tax consequences under Section 409A for outstanding affected options, we intend to offer holders of those options the opportunity to cure them. Specifically, we plan to conduct a tender offer in which we will offer to amend outstanding affected options to increase the exercise price to the fair market value of our common stock on the corrected measurement date. Based on current IRS proposals, we believe that this amendment will prevent any adverse tax consequences under Section 409A associated with past or future vesting of these options.
In order to compensate for the higher stock option price, the holder of each amended option will be eligible as part of the tender offer to receive a cash payment equal to the increase in the aggregate exercise price. We anticipate that the portion of the cash payment attributable to shares that are vested at the conclusion of the tender offer will be paid in January 2008, the earliest time we currently believe to be permitted by Section 409A, and will be paid regardless of whether the option holder is employed by the company at that time. We anticipate that the portion of the cash payment attributable to shares that are not vested at the conclusion of the tender offer will be paid in up to four installments in April 2008, October 2008, April 2009 and October 2009, depending on the vesting schedules of the amended options held by the option holder. To receive any installment relating to these unvested shares, the option holder must remain employed by the company on the relevant payment date.
Within the next week, we will provide to option holders who are eligible for the tender offer, and will also file with the SEC, a formal Offer to Amend, a related Letter of Transmittal and other documents describing the tender offer in detail. Eligible option holders should read these tender offer documents carefully when they are available because they will contain important information about the tender offer. Eligible option holders can obtain the tender offer documents, when available, and other related documents filed with the Commission for free at the Commission’s web site (www.sec.gov) or at no cost from us.
If you hold an option that was fully vested on or before December 31, 2004, you will not face the adverse tax consequences under Section 409A when you exercise that option. However, if any portion of an affected option that you hold vested after December 31, 2004 and you are a U.S. taxpayer, then we strongly encourage you not to exercise that option until after that option has been brought into compliance with Section 409A. The tax consequences of exercising such an option are uncertain, and you could be required to pay the additional taxes required by Section 409A, without any expectation of reimbursement from the company. The company will not reimburse you for any of these taxes that you incur by exercising noncompliant options from this point forward.
Please note that even if you accept the tender offer right away and complete and return the necessary forms which you will be receiving, your affected options cannot be brought into compliance with Section 409A until the completion of the tender offer, which cannot be earlier than 20 business days after the offer commences.
We will also take additional steps to mitigate the impact of Section 409A on any employees and former employees who held affected options that they have already exercised, or that have expired, and that cannot be cured by the proposed tender offer. If you fall into one of these categories, you will also receive additional information in a subsequent communication in early to mid-January, 2007.
Where you can find additional information about treatment of affected options.
We have engaged Ernst & Young LLP to conduct a series of presentations for affected employees. We will be holding webinars for affected employees late in the week of January 1, and again early during the week of January 8. In these presentations, Ernst & Young will provide information on the ways in which Section 409A might affect holders of stock options, and they will be available to answer general questions about the tender offer. I have no doubt that some of you will have questions about these complex matters. I would encourage you to hold your questions until after you have received additional communications from us, which we hope will address the most common questions. You are of course free to consult your own advisors at any time.
We will provide more detailed information to each affected option holder by the end of 2006, including a list of his or her affected options, the original and revised exercise prices of the affected options, and the maximum amount of the cash payments he or she will be eligible to receive.
We will send each affected option holder another communication in early January 2007 that provides the amount of and scheduled payment dates for his or her cash payments (assuming he or she elects to amend all affected options). The payment dates will depend on the vesting schedules of the amended options.
We expect that the tender offer will close on or about January 24, 2007 unless extended by the company. Once the offer has closed, it will take several business days to update the E-Trade accounts of option holders who have validly accepted the offer. After that, you will be free to exercise the options with the increased exercise prices.
Note that, if you hold an option identified on the attached list and exercise it before it is amended, it will no longer be possible to cure the adverse tax consequences of Section 409A with respect to the portion exercised.
Therefore, you should exercise significant caution, and consult with a qualified tax adviser, before exercising any affected option identified on the attached list.
Reopening of ESPP.
Activity under our Employee Stock Purchase Plan can now resume, as follows:

•	If you are a participant in the ESPP, and have not withdrawn from participation since the start of the current Offering Period, amounts in your ESPP account will be used to purchase shares at the next exercise date, which is December 31, 2006.

•	If you have not already withdrawn from participation in the ESPP and you do not want to purchase shares on December 31, 2006, you must request a refund of your contributions prior to that date. You will receive a full refund of your contributions. No partial refunds will be made.

•	If you want to increase or decrease your level of contribution, or have withdrawn and want to re-enroll, you must submit an ESPP enrollment /change form by no later than the close of business on December 21, 2006. The forms to request a refund or make a change in your enrollment status can be found under your PIN on our Human Resources/Forms page, or contact Heather Donaghey at hdonaghe@progress.com.
Status of related matters.
The SEC is pursuing its investigation into our option-granting practices during the period from December 1, 1995 onward. In addition, as I previously reported, a “shareholder derivative” lawsuit has been filed. We have also received derivative demands from two other purported shareholders. We are working diligently to resolve these proceedings in a manner that we hope will minimize any disruption to the regular business operations of the company.
We believe that with the filing of our restated financial statements, and the measures we are implementing to mitigate the adverse consequences for employees of any below-market option grants, we have taken important steps toward resolving the issues associated with past errors in our stock option grant practices. This should help enable us to focus our efforts on creating value for our customers and shareholders.
Thanks for your continued efforts, and feel free to contact me (X4303 or jwa@progress.com) if you should have any questions.
Joe Alsop
Grants with below-market exercise prices:

Grant Date	Original Price
9/4/1997	$6.00
9/1/1998	$9.00
11/10/1998	$11.50
5/17/1999	$10.47
2/18/2000	$19.25
10/6/2000	$12.06
11/30/2000	$12.94
12/21/2000	$13.00
4/3/2001	$12.81
10/10/2001	$13.08
2/6/2002	$15.41
8/2/2002	$13.24
11/15/2002	$12.28
2/24/2003	$15.07
4/9/2003	$16.87
8/1/2003	$19.78
1/2/2004	$20.68
5/24/2004	$18.15
9/27/2004	$19.25
4/15/2005	$24.91
6/8/2005	$27.91